Exhibit (a)(18)

To:	All OSI Employees
From:	Linda E. Amper, SVP
Re:	Treatment of Common Stock and Equity Awards Pursuant to Merger Agreement
          The following is a summary of how the Company’s equity awards you have received from OSI will be treated pursuant to the terms of the Merger Agreement entered into with Astellas on May 16, 2010 (the “Merger Agreement”). If you have any further questions please contact Linda Amper or Barbara Wood.
Options
     US Employees
          With respect to any vested or unvested options to purchase OSI stock (“Options”) held by you, you need not take any action. Pursuant to the terms of the Merger Agreement, at the time Astellas accepts shares for payment in the tender offer (the “Acceptance Time”), each unvested Option will automatically vest and each Option will be cancelled in exchange for a cash payment equal to the product of (i) the excess, if any, of the tender offer consideration of $57.50 (the “Offer Price”) over the exercise price of the Option, multiplied by (ii) the number of Shares issuable upon exercise of such Option. Payments in respect of your Options will be made in a special payroll (“Special Payroll”) within a few days following the Acceptance Time into the account you have on file with payroll.
     UK Employees
          For UK employees, payments in respect of your options will be processed as June income under PAYE requirements. Withholdings will be calculated for Income Tax and National Insurance (including Employers National Insurance as specified under the Joint Election entered into at the time of grant). The net payments will then be made within the regular June payroll (June 25th).
RSUs
     US Employees
          With respect to any restricted stock units (“RSUs”) held by you, you need not take any action. Pursuant to the terms of the Merger Agreement, at the Acceptance Time, each of your RSUs will be cancelled in exchange for a cash payment equal to the product of (i) the Offer Price multiplied by (ii) the number of Shares subject to such RSU, as the case may be. Payments in respect of your RSUs will also be made in the Special Payroll within a few days following the Acceptance Time into the account you have on file with payroll.

     UK Employees
          For UK employees, payments in respect of your RSUs will be processed as June income under PAYE requirements. Withholdings will be calculated for Income Tax and National Insurance (including Employers National Insurance as specified under the Joint Election entered into at the time of grant). The net payments will then be made within the regular June payroll (June 25th).
Federal Tax Withholding Elections for the Special Payroll (US Employee Only)
          In accordance with IRS guidelines, we will withhold from the Special Payroll for each employee at the statutory Federal Tax Withholdings Rate of 25% for total taxable income under $1 million, and 35% for total taxable income above $1 million. In addition, we will also withhold state, local, and FICA taxes, as applicable. With respect to the Federal Tax Withholdings, employees may elect to increase their withholding amount by notifying Meaghan Maul in writing by May 26. Please note that your pro-rated bonus payment will also be included in the Special Payroll.
Shares Owned Outright in Brokerage Accounts
          Many of you hold shares of OSI stock (“Shares”) outright directly in your brokerage account(s). These Shares owned outright include the Shares that have been issued upon the vesting of your RSUs, as well as any other Shares you may have acquired (e.g., through stock purchases, service awards etc.). You may hold these Shares in your OSI Merrill Lynch account, or in separate brokerage accounts. You are entitled to tender all Shares owned by you outright into the tender offer for the Offer Price. In order to tender your Shares in the offer, you or your broker must deliver your Shares to Astellas prior to the expiration of the offer. For those of you who hold actual stock certificates, you or your broker will need to complete and sign a letter of transmittal, which you will receive in the mail from Astellas, and return it with your Share certificates. For those of you who hold Shares in electronic form, you will need to contact your broker to arrange for the tender of your Shares, again in accordance with the letter of transmittal. If you hold shares in an OSI Merrill Lynch account, the numbers to call are [•] or [•].
          If you choose not to tender your Shares into the tender offer, such Shares will be converted into the right to receive the Offer Price following the merger. Accordingly, for any Shares not tendered into the tender offer, you or your broker must comply with the procedures set forth in the letter of transmittal provided by Astellas in connection with the merger.
Shares Held in the US ESPP
     For those of you who participate in our U.S. Employee Stock Purchase Plan, your Shares are held with Computershare. If you wish to tender these Shares, please contact Computershare at [•]. Similar to the Shares held in brokerage accounts, if you do not elect to tender your Shares, such Shares will be converted into the right to receive the Offer Price following the merger, and Computershare will mail a check to you at the address they have on file.
Shares Held in the UK Share Option Scheme
          If you participate in the UK Savings-Related Share Option Scheme, we will shortly be contacting you separately to set out how your options will be treated.
     The discussion in this memorandum regarding the treatment of common stock and equity awards in the transaction is intended to be a summary only. We encourage you to carefully read Astellas’ offer to purchase, including the procedures for tendering your shares into the tender offer, a copy of which will be mailed to you. In addition, the discussion is not intended to constitute tax advice, nor does this discussion address possible federal, state, local or foreign tax consequences. This discussion does not address any specific individual’s tax situation. You are urged to consult your own tax advisor.
Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of any stockholder of OSI Pharmaceuticals, Inc. (“OSI”).
In connection with the tender offer commenced by Astellas, OSI has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended, the “Schedule 14D-9”). STOCKHOLDERS OF OSI ARE URGED TO READ THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the Schedule 14D-9 and other documents filed by OSI with the SEC through the website maintained by the SEC at http://www.sec.gov. Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 from MacKenzie Partners, Inc., OSI’s information agent, by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.

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